Exhibit 10-B

Joe W. Laymon
Group Vice President
Corporate Human Resources and Labor Affairs

October 3, 2007
Mr. James Farley
[Address redacted]

Dear Jim,

I am pleased to offer you the position of Group Vice President, Chief Marketing and Communications Officer of Ford Motor Company, an at-will Leadership Level 1 position, reporting to Alan Mulally, President & Chief Executive Officer, subject to the approval of the Board of Directors.  We believe you will be an excellent addition to our senior leadership team.  The main features of our offer are detailed below.

Compensation
➢	An annual base salary of $700,000 payable according to Ford’s regular payroll practices.

➢
A signing bonus of $1,500,000.  This amount will be paid in cash within two weeks after your effective date of hire.  The payment may be deferred, in whole or part, into our Deferred Compensation Plan as long as you declare your election prior to your effective date of hire or within 30 days of the acceptance of this offer, whichever comes first.  If you voluntarily leave Ford Motor Company within two years of your date of hire or if you are discharged ‘for Cause’ within that period, the entire signing bonus must be repaid in full to the Company within two weeks of your departure.

➢
An initial stock grant valued at $1,000,000.  This grant will be made in the form of 50% stock options and 50% time-vested restricted stock units.  The quantity of stock options and restricted stock units will be determined by the Fair Market Value (FMV) of Ford Common Stock using the average of high and low prices for Ford Motor Company Common Stock (trading the regular way on the NYSE) on November 15, 2007 which will be the grant date for these stock awards (assuming your effective date of hire is prior to this date).  The stock options will be non-qualified stock options that vest over a three-year period—33% would vest one year from grant date, another 33% two years from the grant date, and the remaining 34% three years from the grant date.  The options would have a ten-year term and be subject to the terms and provisions of the Company’s Long Term Incentive Plan.  The restricted stock units will vest over a three-year period, similar to the stock options, and are also subject to the terms and conditions of the Company's Long Term Incentive Plan.

➢
As a member of the leadership team, you are eligible to participate in the Company’s shareholder-approved Annual Incentive Compensation Plan (AICP).  The final AICP award is dependent on Company performance and may be adjusted by the Compensation Committee of the Board of Directors based on your individual performance.  Your annual incentive (bonus) target will be $630,000 (equivalent to 90% of your base salary) for performance years 2007 and 2008.  You are guaranteed full payment of the 2007 and 2008 AICP targets which will be paid in March 2008 and March 2009 respectively.

➢
You will be eligible to receive annual grants of stock options and performance-based restricted stock units (usually granted in March of each year) comparable to other Officers at your level, with the actual quantity determined by the Compensation Committee.

Retirement
Upon your hire, you will be eligible to participate in the Company’s primary retirement plan, the Ford Retirement Plan (FRP) and the associated Benefit Equalization Plan (BEP).  Additionally, you will be eligible to participate in Company-sponsored savings plan and any supplemental executive separation programs available to other similarly situated executives. Under the FRP, the Company will periodically contribute a percentage of your base annual salary (based on your age) into a tax-qualified defined contribution plan.  Where limited under the Tax Code, the FRP section of the BEP (an unfunded non-qualified plan) will be credited with contributions as if under the FRP.  Under each Plan, you will have the ability to determine and manage your investment elections.  Vesting under the FRP is at the third anniversary of your date of hire.  Your participation in each Plan will be subject to its terms and conditions.  For further information, please feel welcome to ask me for any Plan’s summary description.

In consideration of the value of the retirement benefits that you may forfeit by leaving your present employer, the Company will provide you with a series of lump-sum cash payments designed to make-up the forfeited benefit amount.  The lump-sum amounts shall be determined on the following basis, less any retirement benefit otherwise payable by your present employer or the Company (including assumed investment returns):
➢
Two identical lump-sum amounts, while on the active employment roll, payable on the 1st of the month you become age 50 and age 55, designed to provide equivalent value as if you had met your present employer's eligibility requirements for early retirement; and,

➢
Additional lump-sum amounts, while on the active employment roll, payable on the 1st of the month you become age 58, 60 and 62, designed to provide the additional years of benefit accrual forfeit as an early retiree under your present employer's retirement plans.

We understand the following terms apply to your present arrangement and will be used in the lump-sum determination unless you or plan documentation advise to the contrary:
➢	Age 55 early retirement eligibility
➢	Pension Earnings pay: base plus 100% bonus
➢	Salary/bonus increase: 4.5% per year
➢	SERP: 2% final average base/bonus (less offsets) times years of service (maximum 30 years)
➢	50% joint and survivor coverage
➢	5% early retirement reduction from age 62

We may request additional information regarding your present employer's plan design or statements of your rights under the plans.

Health Care
You will have immediate eligibility for yourself and your eligible family members for the Ford Medical Plan-PPO.  This health care and prescription drug coverage is effective on your date of hire at no cost to you, except for applicable deductibles and co-payments.  You will become eligible to elect different health care coverage through the Ford Flex benefit program on the first day of the fourth month following your date of hire.  Other health care coverage may include additional out-of-pocket costs.

In addition to the above coverage, you may choose to maintain your present employer's health care coverage through COBRA for the time period allowed by law.  If you do choose to continue that health care under COBRA, the Company will pay you $15,000 to defer the costs of that coverage.  The payment will be made upon verification from you that you have elected COBRA coverage and the payment will be included in your signing bonus check.

Relocation
You will be eligible for relocation assistance under the Company Relocation Policy.  This includes home sale, house-hunting trip(s), relocation assistance, and home purchase assistance on your primary residence in Michigan.  If you choose to live in temporary housing in Southeast Michigan for the first year of your employment, we will reimburse you for the costs of temporary living and at the end of that period, when you relocate your household, you would be eligible for relocation assistance under the Company program.  Anticipated costs incurred for flights made during a temporary housing arrangement are included in your signing bonus.

Life Insurance
You will be eligible for life insurance in the amount of three times your base salary.  You also will have the opportunity to purchase up to an additional five time base salary at a cost of approximately $200/month.

Country Club Membership
The Company does not offer country club memberships.  In light of your existing club membership, the Company will reimburse you the cost of the initiation fee upon verification from you that you have repaid it.

Additional Benefits Information
For benefits and pension plan purposes, you will be credited four (4) additional years of service for every year of actual service.  You were previously provided a summary of the broader range of compensation and benefits related to this offer.  Items described in this letter and that benefits summary, are subject to the terms, conditions and requirements of our existing benefit or pension plans and programs.  The terms of the benefit or pension plans may be amended or terminated from time-to-time in the future.

Severance Pay
In the event that the Company terminates your employment for any reason other than ‘for Cause’ during the first two years of your employment, the Company will pay you the equivalent of two years base salary plus the equivalent of two years of your annual incentive target as a separation payment.  Should you leave Ford under these circumstances and receive this separation payment, it is made on the condition that you do not join or otherwise perform work for a competitor for two years after the date of your termination and also sign and deliver an acceptable general claims release.

For the purposes of this offer letter, the term ‘for Cause’ is described as:
(a) any material act of dishonesty or knowing and willful breach of fiduciary duty on your part which is intended to result in your personal enrichment or gain at the expense of Ford or any of its affiliates or subsidiaries; or (b) your commission of any felony, or any misdemeanor (or securities law violation) involving moral turpitude or unlawful, dishonest, or unethical conduct that a reasonable person would consider damaging to the reputation or image of Ford or any of its affiliates or subsidiaries; or (c) any material violation of the published standards of conduct applicable to Officers or executives of Ford or any of its affiliates or subsidiaries that warrants termination; or (d) insubordination or refusal to perform assigned duties or to comply with the lawful directions of your superiors; or (e) any deliberate, willful or intentional act that causes substantial harm, loss or injury to Ford or any of its affiliates or subsidiaries.

Tax Consequences and Possible Delays in Payment to Avoid Penalties
You are solely responsible and liable for all taxes that may arise in connection with the compensation and benefits that you receive from Ford.   This includes any tax arising under the newly-enacted Section 409A of the Code.  Ford may, however, delay any payment to you by up to six months and a day following termination, to the extent Ford reasonably determines that the delay is necessary or appropriate to avoid a violation of Section 409A.  Please consult your personal financial or tax advisor about the tax consequences of your compensation and benefits.  No one at Ford is authorized to provide this advice to you.

Conditions on Our Offer
This offer of at-will employment is subject to the following conditions.  First, you must successfully complete a drug screen test.  Second, you must provide a completed Health History Form.  Third, you must produce valid proof of identification and acceptable evidence that you are authorized to work in the United States.  Fourth, you must sign our standard Trade Secrets/Non-Compete Agreement.  Fifth, we must determine, to our satisfaction, that information provided by you in your job application or resume is valid.  Sixth, you must sign the documents we require all workers to execute before they start work.  Seventh, you must establish to Ford’s reasonable satisfaction that your commencement of employment with Ford will not violate any agreement (such as a non-competition agreement) between you and any prior employer.

This offer remains in effect until October 19, 2007.  We anticipate that your effective date of hire will be November 12, 2007.  Upon acceptance of this offer, please plan to provide proof of identification (e.g., passport, driver’s license or other documentation with a photo or physical description) and proof of the ability to work in the Unites States (e.g., visa, work permit, etc.) when you report for your first day of work.  Michigan law will, of course, control all issues arising under this offer.

Jim, we are pleased to offer you this opportunity to join the Ford team and look forward to your favorable response.

Sincerely,

/s/ Joe Laymon

Joe Laymon

I have read the foregoing offer of at-will employment.  I agree with, and accept, this offer of employment subject to the terms and conditions detailed above.

Signed:  /s/ Jim Farley                                                                Date:                      October 3, 2007